SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED

IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(a)

FRIENDLY ICE CREAM CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

358497105

(CUSIP Number)

Gary Talarico

c/o Freeze Group Holding Corp.

5200 Town Center Circle

Suite 470

Boca Raton, Florida 33486

(561) 962-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Steven A. Navarro, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

June 17, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570619106	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FREEZE GROUP HOLDING CORP. EIN: 26-0343232
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Ø
8 SHARED VOTING POWER 4,200,466
9 SOLE DISPOSITIVE POWER Ø
10 SHARED DISPOSITIVE POWER Ø

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 570619106	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FREEZE OPERATIONS HOLDING CORP. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Ø
8 SHARED VOTING POWER 4,200,466
9 SOLE DISPOSITIVE POWER Ø
10 SHARED DISPOSITIVE POWER Ø

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 570619106	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FREEZE OPERATIONS, INC. EIN:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Ø
8 SHARED VOTING POWER 4,200,466
9 SOLE DISPOSITIVE POWER Ø
10 SHARED DISPOSITIVE POWER Ø

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,200,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.4%
14	TYPE OF REPORTING PERSON* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the “Common Stock”), of Friendly Ice Cream Corporation, a Massachusetts corporation, (the “Company” or “Issuer”) with its principal executive office located at 1855 Boston Road, Wilbraham, Massachusetts, 01095.

Item 2.	Identity and Background

This Statement is being filed by each of the following persons pursuant to Rule 13d-2(a) promulgated by the Securities and Exchange Commission: (i) Freeze Group Holding Corp., a corporation organized under the laws of Delaware (“Freeze Group”), (ii) Freeze Operations Holding Corp., a corporation organized under the laws of Delaware and a wholly-owned direct subsidiary of Freeze Group (“Freeze Operations”), and (iii) Freeze Operations, Inc., a corporation organized under the laws of Massachusetts and a wholly-owned direct subsidiary of Freeze Operations (“Freeze Inc.”) (collectively, the “Reporting Persons”). The Reporting Persons are affiliates of Sun Capital Partners, Inc.

Freeze Group is a holding corporation. Freeze Operations is a wholly-owned subsidiary of Freeze Group. Freeze Inc. is a wholly-owned subsidiary of Freeze Operations.

The executive officers and directors of Freeze Group, Freeze Operations and Freeze Inc., as of June 26, 2007, are set forth on Schedules A, B and C attached hereto, containing the following information with respect to each such person:

(a)	Name and Position;

(b)	Residence or business address;

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	Citizenship.

During the last five years, none of the Reporting Persons or any person named in any of Schedules A, B and C attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor any person listed on Schedule A, B and C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the Agreement and Plan of Merger (as described in the response to Item 4), Freeze Operations has entered into the following agreements (each a “Stockholders Agreement” and collectively, the “Stockholders Agreements”), each of which is dated as of June 17, 2007: (i) a Stockholders Agreement with The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp. and Philip L. Cooley; (ii) a Stockholders Agreement with S. Prestley Blake; (iii) a Stockholders Agreement with Kevin Douglas; (iv) a Stockholders Agreement with Donald N. Smith; and (v) a Stockholders Agreement with James E. Vinick (Each such party to the Stockholders Agreements a “Stockholder” and, collectively, the “Stockholders”). Pursuant to the Stockholders Agreements, the Stockholders have agreed to vote all shares of Common Stock owned by such Stockholder (and any additional shares of Common Stock acquired by the Stockholders of record or beneficially after June 17, 2007) (collectively, the “Shares”) in favor of approval of the Agreement and Plan of Merger. As of June 12, 2007, 4,200,466 shares of Common Stock were subject to the Stockholders Agreements. Each Stockholder separately is the beneficial owner of a portion of the total number of Shares. Neither Freeze Operations nor any of the other persons listed in the response to Item 2 have expended any funds in connection with the Stockholders Agreements.

Item 4.	Purposes of Transactions

On June 17, 2007, the Company, Freeze Operations and Freeze Inc. entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger”) pursuant to which, subject to the satisfaction or waiver of the conditions therein, Freeze Inc. will merge with and into the Company, with the Company continuing as the surviving corporation of the Merger (the “Merger”).

Upon consummation of the Merger, (i) the Company will become a wholly owned subsidiary of Freeze Operations, (ii) each share of Company common stock issued and outstanding immediately prior to the consummation of the Merger (other than shares held in treasury by the Company or held by any wholly-owned subsidiary of the Company) will be converted into the right to receive $15.50 in cash (the “Merger Consideration”), (iii) each option to purchase Company common stock that is outstanding and unexercised immediately prior to the consummation of the Merger will be canceled and converted into the right to receive an amount in cash as provided in the Agreement and Plan of Merger and (iv) each restricted share that is outstanding immediately prior to the consummation of the Merger will be canceled and converted into the right to receive, in respect of each underlying share of Company common stock, the Merger Consideration.

The transaction is conditioned upon clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval of the Company stockholders and other customary closing conditions.

In connection with the execution of the Agreement and Plan of Merger, Freeze Operations entered into the Stockholders Agreements with the Stockholders. Under the Stockholders Agreements, each Stockholder has agreed to vote its Shares (a) to approve the Agreement and Plan of Merger and any transactions contemplated thereby, including the Merger, and any transactions in furtherance thereof requiring a vote of the Company stockholders; (b) in favor of any matter reasonably necessary for consummation of the transactions contemplated by the Agreement and Plan of Merger; and (c) against the following actions: (i) any “alternative transaction proposal” (as defined in the Agreement and Plan of Merger); (ii) any extraordinary dividend or distribution by the Company or any of its subsidiaries, (iii) any change in the capital structure of the Company or any of its subsidiaries (other than pursuant to the Agreement and Plan of Merger); and (iv) any other action that would reasonably be expected to result in any condition to the consummation of the Merger not being satisfied. Each

Stockholder further agrees to perform such acts and execute such documents as may be required to vest in Freeze Operations the sole power to vote such Stockholder’s shares in the above contemplated manner.

The Stockholders Agreements terminate upon the earlier of (i) the effective time of the Merger, (ii) the termination of the Agreement and Plan of Merger and (iii) in certain of the Stockholders Agreements, a fixed date (which date ranges in the applicable Stockholders Agreements from four months to five months from the anniversary of the date of the agreement) or a reduction in the Merger Consideration below $15.50 per Share.

Under its Stockholders Agreement, each Stockholder irrevocably and unconditonally grants a proxy appointing Freeze Operations as such Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder’s name, to vote the Stockholder’s Shares as described above. Each Stockholder further agrees to revoke any proxy previously granted by such Stockholder with respect to its Shares.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Pursuant to the Stockholders Agreements, Freeze Operations and Freeze Inc. for purposes of Rule 13d-3 may be deemed to beneficially own 4,200,466 shares of Common Stock, representing approximately 51.4% of the issued and outstanding shares of Common Stock (based on approximately 8,176,121 Common Stock as reported by the Issuer to be issued and outstanding as of June 11, 2007). Freeze Group, which is the parent company of Freeze Operations, may be deemed to beneficially own the Shares indirectly as a result of its control relationship with Freeze Operations. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by Freeze Operations over the Shares. Each of the Reporting Persons other than Freeze Operations disclaims beneficial ownership of the Shares.

(c) Except as described in the response to Item 4, there have been no transactions in the shares of Common Stock during the past sixty days by any Reporting Person or any other person listed on Schedules A, B and C.

(d) Except for the Stockholders, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Freeze Operations.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

See the response to Item 4 regarding the Agreement and Plan of Merger and Stockholders Agreements for further information regarding these agreements.

Except for the agreements described in the response to Item 4, none of the Reporting Persons, nor, to the best of their knowledge, any persons listed on Schedules A, B and C hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person, with respect to any securities of the Company.

Copies of the Stockholders Agreements have been filed as exhibits hereto and are incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp., The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp. and Philip L. Cooley.

Exhibit 2:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and S. Prestley Blake.

Exhibit 3:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Kevin Douglas.

Exhibit 4:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Donald N. Smith.

Exhibit 5:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and James E. Vinick.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2007

Freeze Group Holding Corp.

By:	/s/ Michael Fieldstone
	Name:	Michael Fieldstone
	Title:	Vice President & Asst. Secretary

Freeze Operations Holding Corp.

By:	/s/ Michael Fieldstone
	Name:	Michael Fieldstone
	Title:	Vice President & Asst. Secretary

Freeze Operations, Inc.

By:	/s/ Michael Fieldstone
	Name:	Michael Fieldstone
	Title:	Vice President, Treasurer & Secretary

EXHIBIT INDEX

Exhibit 1:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp., The Lion Fund L.P., Biglari Capital Corp., Sardar Biglari, Western Sizzlin Corp. and Philip L. Cooley.

Exhibit 2:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and S. Prestley Blake.

Exhibit 3:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Kevin Douglas.

Exhibit 4:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and Donald N. Smith.

Exhibit 5:	Stockholders Agreement, dated as of June 17, 2007, by and among Freeze Operations Holding Corp. and James E. Vinick.

SCHEDULE A

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE GROUP HOLDING CORP.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment

Gary Talarico Vice President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President & Asst. Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE B

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE OPERATIONS HOLDING CORP.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment

Gary Talarico Vice President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President & Asst. Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486

SCHEDULE C

Name, position, business address and present principal occupation or employment of the directors and executive officers of

FREEZE OPERATIONS, INC.

Name & Position	Citizenship	Business Address	Present Principal Occupation and Address of Employment

Gary Talarico President	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Managing Director of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Michael Fieldstone Sole Director, Vice President, Treasurer & Secretary	USA	375 Park Avenue, Suite 1302, New York, New York, 10152	Principal of Sun Capital Partners, Inc. 375 Park Avenue, Suite 1302, New York, New York, 10152

Mark Hajduch Vice President & Asst. Secretary	USA	5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486	Senior Vice President of Sun Capital Partners, Inc. 5200 Town Center Circle, Suite 470, Boca Raton, Florida, 33486